UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

On January 29, 2024, the audit committee of the board of directors (the “Audit Committee”) of EpicQuest Education Group International Limited (the “Company”), after discussion with Company management and the Company’s accounting and legal advisors, concluded that the Company’s financial statements for the year September 30, 2022 should no longer be relied upon due to the two accounting errors identified below:

1) An accounting error related to certain redeemable common shares was identified. This error was due to the treatment of 201,613 common shares issued by the Company for the acquisition of Ameri-Can Education Group Corp. (“Ameri-Can”) in November 2021. Pursuant to the acquisition agreement, on the one-year anniversary of the closing date, the Company agreed to repurchase any common shares not sold at a price of $6.20 per share. In connection with the foregoing, a share repurchase agreement was signed by the Company on November 24, 2022. The Company incorrectly classified these redeemable shares as equity at September 30, 2022, instead of as a financial liability. As a result, the Company’s shareholder equity as of September 30, 2022 was overstated by $1,250,000 as $15,098,836 instead of $13,848,836. The error has no impacts to the consolidated statements of operations and comprehensive loss, loss per share and the consolidated statements of cash flows for the years ended September 30, 2023 and 2022.

2) An accounting error related to the Company’s deferred income tax liabilities was identified. This error was due to the Company not offsetting its net-operating loss (“NOL”) with the deferred income tax liabilities for the same tax legal entity before providing a full valuation allowance for the NOL for this entity. As a result, the Company’s deferred income tax liabilities as of September 30, 2022 was overstated by $107,674 and deferred income tax recovery was understated by $107,674. Therefore, net loss for the year ended September 30, 2022 was overstated by $107,674, resulting in an overstatement of loss per share by $0.01 per share. The error is a non-cash item and therefore did not have impact to the Company’s consolidated statements of cash flows for the years ended September 30, 2022.

The Company intends to correct the errors in the Form 20-F for year ended September 30, 2023 to be filed on the date hereof. The Company’s management and the Audit Committee have discussed the matters disclosed herein with the Company’s independent registered public accounting firm, ZH CPA, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: January 31, 2024